UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 000-23423

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Virginia Bankers Association Defined Contribution Plan for Citizens and Farmers Bank

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

C&F Financial Corporation

802 Main Street

West Point, Virginia 23181

REQUIRED INFORMATION

The Virginia Bankers Association Defined Contribution Plan for Citizens and Farmers Bank (the Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the following financial statements and schedule of the Plan for the years ended December 31, 2009 and 2008, which have been prepared in accordance with the financial reporting requirements of ERISA, are provided:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator

Virginia Bankers Association Defined Contribution

  Plan for Citizens and Farmers Bank

West Point, Virginia

We have audited the accompanying statements of net assets available for benefits of the Virginia Bankers Association Defined Contribution Plan for Citizens and Farmers Bank as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Virginia Bankers Association Defined Contribution Plan for Citizens and Farmers Bank as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Yount, Hyde & Barbour, P.C.

Winchester, Virginia

June 29, 2010

VIRGINIA BANKERS ASSOCIATION DEFINED CONTRIBUTION PLAN

FOR CITIZENS AND FARMERS BANK

Statements of Net Assets Available for Benefits

December 31, 2009 and 2008

	2009	2008

Assets

Investments, at fair value	$10,739,081	$7,975,599

Receivables:
Dividends	5,369	5,145
Employer contributions	14,207	—
Employee contributions	21,631	—

	41,207	5,145

Cash	97,655	5,457

Net assets available for benefits at fair value	10,877,943	7,986,201

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	45,010	228,565

Net assets available for benefits	$10,922,953	$8,214,766

See Notes to Financial Statements.

VIRGINIA BANKERS ASSOCIATION DEFINED CONTRIBUTION PLAN

FOR CITIZENS AND FARMERS BANK

Statements of Changes in Net Assets

Available for Benefits

For the Years Ended December 31, 2009 and 2008

	2009	2008
Additions to (deductions in) net assets attributed to:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$2,151,641	$(3,635,047)
Interest and dividends	147,741	266,379

	2,299,382	(3,368,668)

Contributions:
Employer	408,510	437,271
Participants	651,518	742,763
Rollover contributions	206,683	—

	1,266,711	1,180,034

Net additions (deductions)	3,566,093	(2,188,634)

Deductions from net assets attributed to:
Benefits paid to participants	839,033	833,753
Administrative expenses	18,873	18,595

	857,906	852,348

Net increase (decrease) in net assets available for benefits	2,708,187	(3,040,982)

Net assets available for benefits:
Beginning of period	8,214,766	11,255,748

End of period	$10,922,953	$8,214,766

See Notes to Financial Statements.

VIRGINIA BANKERS ASSOCIATION DEFINED CONTRIBUTION PLAN

FOR CITIZENS AND FARMERS BANK

Notes to Financial Statements

Note 1. Description of the Plan

The following description of the Virginia Bankers Association Defined Contribution Plan for Citizens and Farmers Bank (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan sponsored by Citizens and Farmers Bank (the Bank or the Plan Sponsor), a wholly-owned subsidiary of C&F Financial Corporation, pursuant to the provisions of Section 401(k) of the Internal Revenue Code (Code). The Plan was established for the benefit of substantially all full time employees electing to participate in the Plan. Employees are eligible to participate in the Plan on the first day of the calendar quarter after completing three months of service and must be eighteen years old or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute from 1% to 95% of covered compensation, as defined in the Plan. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Bank matches 100% of the first 5% of compensation that a participant contributes to the Plan. The Bank may also make a discretionary profit sharing contribution, determined annually by its Board of Directors. This contribution is allocated in proportion to a participant’s covered compensation in relation to the covered compensation of all participants. There were no discretionary profit sharing contributions declared by the Bank during the plan years ended December 31, 2009 and 2008. Contributions are subject to certain limitations as established by the Code.

Participants’ Accounts

Each participant’s account is credited with the participant’s contributions, the Bank’s matching contributions and allocations of the Bank’s discretionary contribution (if any) and Plan earnings, and is charged with an allocation of administrative expenses. Effective January 1, 2009, forfeitures will be used to reduce the contributions required to be made by the Bank. Forfeitures prior to January 1, 2009 were reallocated to remaining participants’ accounts in the same manner as employer discretionary contributions. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Notes to Financial Statements—(Continued)

Vesting

Participants are vested immediately in their own contributions plus actual earnings thereon. Vesting in the portion of their accounts contributed by the Bank is based on years of vesting service. Participants vest 20% when credited with two years of vesting service, and vesting then increases by 20% for each additional year of vesting service until participants are 100% vested in the portion of their accounts contributed by the Bank after six years of vesting service.

Investment Options

Investment of all assets in the Plan is directed by individual participants. Participants are given the option to direct account balances and all contributions made into approximately 21 separate investment options consisting of managed, indexed or individual equity or fixed income funds. Participants may choose to invest up to 25% (in increments of 1%) of their account balance and future contributions in the common stock of C&F Financial Corporation (Employer Common Stock). Participants may change their investment options daily.

The Plan also includes a qualified Roth 401(k) contribution feature whereby participants may elect to designate some or all of their elective deferral contributions as Roth 401(k) contributions. Roth 401(k) contributions are made in after-tax dollars and the decision to characterize the deferral as a Roth 401(k) contribution is made at the time the contribution is made. This decision is irrevocable.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated either as a transfer to the investment fund(s) from the Participant Notes Fund or as a transfer from the investment fund(s) to the Participant Notes Fund. Maximum loan terms are limited to 30 years for the purchase of a primary residence or 5 years for all other purposes. The loans are fully secured by the balance in the participant’s account and bear interest at 0.25% over the Bank’s prime rate at the time the loan is made, which rate will remain unchanged for the life of the loan. Principal and interest is paid ratably through monthly payroll deductions.

Payment of Benefits

With regard to traditional 401(k) pre-tax account balances, on termination of service due to death, disability, or retirement, a participant or beneficiary, as the case may be, may elect to receive a lump sum amount equal to the value of the participant’s vested interest in his or her account, periodic installments for a period of up to 10 years or a combination of both. A written election must be made by the participant and filed with the administrator at least 30 days before the benefit payment date. A vested account balance greater than $1,000, but not over $5,000, for a participant who has not reached age 65 at the time of termination of service will automatically be transferred or rolled over into an individual retirement account (IRA) selected by the Plan Trustee, unless the participant affirmatively elects to have the amount paid to an IRA that he or she selects or to another employer’s eligible retirement plan, or the participant affirmatively elects to receive the amount in

Notes to Financial Statements—(Continued)

cash, subject to applicable state and Federal tax withholding. A vested account balance of $1,000 or less for a participant who has not reached age 65 or a vested account balance of $5,000 or less for a participant who has reached age 65 will automatically be distributed to the participant in cash, subject to applicable state and Federal income tax withholding, unless the participant affirmatively elects a rollover to an IRA that he or she selects or to another employer’s eligible retirement plan.

With regard to Roth 401(k) account balances, distributions can begin without penalty after the participant’s Roth 401(k) account has remained in the Plan for at least five years and the participant has reached age 59 1/2. To withdraw the Roth 401(k) account earnings on a tax-free basis, the distribution must occur after five years from starting the Roth 401(k) account and the participant must have attained age 59 1 /2. A participant’s death or disability also qualifies for a tax-free distribution. If a distribution is made prior to satisfying the five-year holding period and age 59 1/2 and not as a result of death or disability, the earnings on the Roth 401(k) account become taxable and are subject to penalty.

Forfeited Accounts

As of December 31, 2009, forfeited nonvested account balances totaled $54,861. These accounts will be used to reduce the contributions required to be made by the Bank in 2010. As of December 31, 2008, forfeited nonvested account balances totaled $45,585. These accounts were reallocated in 2009 to remaining participants’ accounts in the same manner as employer discretionary contributions.

Note 2. Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Notes to Financial Statements—(Continued)

Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for a discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation/depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the Plan year.

Benefit Payments

Benefit payments are recorded when paid.

Note 3. Fair Value Measurements

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below.

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2

Inputs to the valuation methodology include:

•   Quoted prices for similar assets or liabilities in active markets;

•   Quoted prices for identical or similar assets or liabilities in inactive markets;

•   Inputs other than quoted prices that are observable for the asset or liability;

•   Inputs that are derived principally from or corroborated by observable market days by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Notes to Financial Statements—(Continued)

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009 and 2008.

Mutual Funds: Valued at the net asset value (NAV) of shares held by the Plan at year end.

Employer Common Stock: Valued at the closing price reported on the active market on which the Employer Common Stock was traded.

Guaranteed Investment Contract: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer. Refer to Note 5.

Participant Loans: Valued at amortized cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009 and 2008:

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total

Mutual Funds:
Equity Funds	$7,088,652	$—	$—	$7,088,652
Fixed Income Funds	1,654,197	—	—	1,654,197

Total Mutual Funds	8,742,849	—	—	8,742,849

Employer Common Stock	410,476	—	—	410,476

MetLife Guaranteed Investment Contract (Note 5)	—	—	1,507,088	1,507,088
Participant Loans	—	—	78,668	78,668

Total Assets at Fair Value	$9,153,325	$—	$1,585,756	$10,739,081

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total

Mutual Funds:
Equity Funds	$5,156,047	$—	$—	$5,156,047
Fixed Income Funds	893,116	—	—	893,116

Total Mutual Funds	6,049,163	—	—	6,049,163

Employer Common Stock	295,251	—	—	295,251

MetLife Guaranteed Investment Contract (Note 5)	—	—	1,511,713	1,511,713
Participant Loans	—	—	119,472	119,472

Total Assets at Fair Value	$6,344,414	$—	$1,631,185	$7,975,599

Notes to Financial Statements—(Continued)

The tables below set forth a summary of changes in the fair value of the Plan’s Level 3 assets for the years ended December 31, 2009 and 2008.

	Level 3 Assets Year Ended December 31, 2009
	Guaranteed Investment Contract	Participant Loans
Balance, December 31, 2008	$1,511,713	$119,472
Appreciation in fair value of instruments during the year, including gains and losses on investments bought and sold	51,960	—
Purchases, sales, issuances and settlements (net)	(56,585)	(40,804)

Balance, December 31, 2009	$1,507,088	$78,668

	Level 3 Assets Year Ended December 31, 2008
	Guaranteed Investment Contract	Participant Loans
Balance, December 31, 2007	$1,503,527	$97,295
Depreciation in fair value of instruments during the year, including gains and losses on investments bought and sold	(162,377)	—
Purchases, sales, issuances and settlements (net)	170,563	22,177

Balance, December 31, 2008	$1,511,713	$119,472

Note 4. Investments

The following table presents investments that represent 5 percent or more of the Plan’s net assets.

December 31, 2009

American Beacon Large Cap Value Fund, 51,654 shares	$848,151
American EuroPacific Class R4 Fund, 30,096 shares	1,135,240
Davis New York Venture Class A Fund, 26,906 shares	833,562
Goldman Sachs Mid-Cap Value Fund, 18,968 shares	553,298
PIMCO Total Return II Administrative Fund, 51,994 shares	563,207
T. Rowe Price Institutional Large Cap Growth Fund, 125,655 shares	1,774,260
Vanguard Short Term Investment Fund, 56,858 shares	603,924
MetLife Managed GIC (contract value $1,552,098)	1,507,088

Notes to Financial Statements—(Continued)

December 31, 2008

American Beacon Large Cap Value Fund, 52,392 shares	$686,857
American EuroPacific Class R4 Fund, 25,234 shares	695,445
Davis New York Venture Class A Fund, 28,188 shares	665,807
T. Rowe Price Institutional Large Cap Growth Fund, 147,125 shares	1,356,493
MetLife Managed GIC (contract value $1,740,278)	1,511,713

The Plan’s investments, including gains and losses on investments bought and sold, as well as assets held during the year, appreciated in value by $2,151,641 during the Plan year ended December 31, 2009 and depreciated in value by $(3,635,047) during the Plan year ended December 31, 2008, as follows:

	December 31,
	2009	2008

Registered Investment Companies	$2,029,919	$(3,219,077)
Employer Common Stock	69,762	(253,593)
Guaranteed Investment Contract	51,960	(162,377)

	$2,151,641	$(3,635,047)

Note 5. Investment Contract with Insurance Company

In 2003, the Plan entered into a benefit-responsive investment contract with Metropolitan Life Insurance Company (MetLife), which maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. As described in Note 2, because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. Therefore, the contract is included in the financial statements at contract value as reported to the Plan by MetLife. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. Contract value of the investment at December 31, 2009 and 2008 was $1,552,098 and $1,740,278, respectively.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the investment contract at December 31, 2009 and 2008 was $1,507,088 and $1,511,713, respectively. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero. Such interest rates are reviewed on a quarterly basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan

Notes to Financial Statements—(Continued)

Sponsor or other Plan Sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that any events which would limit the Plan’s ability to transact at contract value with the issuer are probable of occurring.

The guaranteed investment contract does not permit MetLife to terminate the agreement prior to the scheduled maturity date.

Average yields:	2009	2008
Based on actual earnings	15.01%	(10.29)%
Based on interest rate credited to participants	3.80%	5.11%

Note 6. Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in employer contributions credited to their accounts.

Note 7. Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated June 9, 2004, stating that the Plan, as then designed, is qualified based on the tax laws reviewed and, therefore, the trust established under the Plan is tax exempt. This determination letter may not be relied on with respect to whether the Plan satisfies the requirements of Section 401(a) of the Code, as amended by the Economic Growth and Tax Relief Reconciliation Act of 2001. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Note 8. Related-Party Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity Investments (Fidelity). Fidelity is a custodian, as defined by the Plan. These transactions qualify as exempt party-in-interest transactions.

The Plan allows funds to be invested in the common stock of C&F Financial Corporation, the parent company of Citizens and Farmers Bank, the Plan Sponsor. Therefore, C&F Financial Corporation is a party-in-interest. Investment in employer securities is allowed by ERISA and the United States Department of Labor’s Rules and Regulations, and the fair value of the Employer Common Stock is based on quotes from an active market.

Note 9. Administrative Expenses

Certain administrative expenses are absorbed by the Plan Sponsor.

Notes to Financial Statements—(Continued)

Note 10. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Note 11. Reconciliation of Financial Statements to Form 5500

Financial information reported on the Plan’s 2009 and 2008 Form 5500, Annual Return/Report of Employee Benefit Plan, differs from the Plan’s financial statements as follows:

	2009
	Net Assets Available For Benefits	Net Increase in Net Assets Available for Benefits
Balance per financial statements	$10,922,953	$2,708,187
Benefits payable at December 31, 2009	(46,269)	(46,269)
Benefits payable at December 31, 2008	—	6,076

As reported on Form 5500	$10,876,684	$2,667,994

	2008
	Net Assets Available For Benefits	Net Decrease in Net Assets Available for Benefits
Balance per financial statements	$8,214,766	$(3,040,982)
Benefits payable at December 31, 2008	(6,076)	(6,076)
Benefits payable at December 31, 2007	—	—

As reported on Form 5500	$8,208,690	$(3,047,058)

Note 12. Subsequent Events

Subsequent events that have occurred after the date of the Plan’s financial statements but before the financial statements are issued are evaluated. There are two types of subsequent events: (1) recognized events, which are events that provide additional evidence about conditions that existed at the date of the financial statements, including the estimates inherent in the process of preparing the financial statements, and (2) nonrecognized events, which are events that provide evidence about conditions that did not exist at the date of the financial statements but arose after that date.

Based on the evaluation, there were no recognized or nonrecognized subsequent events identified that would have required adjustment to or disclosure in the Plan’s financial statements.

VIRGINIA BANKERS ASSOCIATION DEFINED CONTRIBUTION PLAN

FOR CITIZENS AND FARMERS BANK

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN: 54-0169510 Plan No. 002

December 31, 2009

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Value

Registered Investment Companies
American Beacon Large Cap Value Fund	Mutual Fund	$848,151
American EuroPacific Class R4 Fund	Mutual Fund	1,135,240
Buffalo Small Cap Growth Fund	Mutual Fund	446,794
Columbia Small Cap Class Z Value Fund II	Mutual Fund	308,479
Davis New York Venture Class A Fund	Mutual Fund	833,562
Fidelity Domestic Money market Class B Fund	Mutual Fund	20,029
*Fidelity Spartan Total Market Index Fund	Mutual Fund	12,964
*Fidelity Spartan U.S. Equity Index Fund	Mutual Fund	386,098
*Fidelity U.S. Bond Index Fund	Mutual Fund	22,070
Goldman Sachs Mid-Cap Value Fund	Mutual Fund	553,298
Managers Bond Index Fund	Mutual Fund	192,174
Munder Mid Cap Core Growth Class Y Fund	Mutual Fund	533,743
Oppenheimer Developing Markets Class A Fund	Mutual Fund	246,723
PIMCO High Yield Class A Fund	Mutual Fund	1,212
PIMCO Total Return II Administrative Fund	Mutual Fund	563,207
T. Rowe Price Institutional Large Cap Growth Fund	Mutual Fund	1,774,260
Vanguard Inflation Protected Securities Fund	Mutual Fund	251,581
Vanguard Short Term Investment Fund	Mutual Fund	603,924
Virtus Real Estate Securities Class A Fund	Mutual Fund	9,340

		8,742,849

MetLife Managed GIC	Insurance Contract	1,507,088

Common Stock
*C&F Financial Corporation	Employer Common Stock	410,476

Loans
Participant Notes	Interest Rates Range from 3.50% to 8.50%; Maturity Dates Through 2014	78,668

Total Assets Held for Investment		$10,739,081

*	Denotes party-in-interest

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

VIRGINIA BANKERS ASSOCIATION DEFINED CONTRIBUTION PLAN FOR CITIZENS AND FARMERS BANK
(Name of Plan)

Date June 29, 2010	/S/ THOMAS F. CHERRY
Thomas F. Cherry, Chief Financial Officer
CITIZENS AND FARMERS BANK, Plan Administrator